Exhibit (g)(xix)

AMENDMENT to the

REINSURANCE AGREEMENTS

(as set forth in Schedule A hereto)

(the “Agreements”)

between

THRIVENT FINANCIAL FOR LUTHERANS

of Minneapolis, Minnesota

(hereinafter, the “Ceding Company”)

and

GENERAL RE LIFE CORPORATION

of Stamford, Connecticut

(hereinafter, the “Reinsurer”)

IT IS HEREBY MUTUALLY AGREED that effective March 23, 2023, the Agreements, as set forth in Schedule A hereto, shall be amended to implement an Express Claims program, consisting of a streamlined claims procedure as outlined below:

Streamlined Claims Criteria:

Life insurance claims where the beneficiary’s portion is $50,000 or less and the entire claim amount is $100,000 or less, the cause of death is natural, the location of the death is within the United States, and the claim is non-contestable.

Ineligible for Streamlined Claim Processing Consideration:

•	Contestable claims

•	Deaths with locations outside the United States

•	Group Life claims

•	Accidental Death claims

•	Accelerated Death claims

•	Critical Illness claims

•	Lump Sum Disability claims

•	Claims involving a contest, settlement, writ, suit etc.

Streamlined Claims Documentation Procedures:

•

Upon the Ceding Company’s payment of death proceeds of a reinsured policy to the policy beneficiary, the Ceding Company will provide the Reinsurer with a request for payment of the reinsurance proceeds associated with the reinsured policy, along with proof of payment made to the beneficiary and proof of an OFAC check to ensure the death proceeds are no released to any otherwise sanctioned party; and

•

A cover sheet detailing: (a) insured’s full name (last name, first name, middle initial); (b) Ceding Company’s policy number; (c) issue date, (d) face amount; (e) retained amount; (f) net amount at risk; (g) interest paid (date paid from and to); (h) date of birth; (i) date of death; (j) cause of death; (k) state of death; (l) beneficiary; (m) policy status (conversion, reinstatement, or lapse, if applicable); and (n) benefit type (Term Life, Universal Life, Whole Life, CI, Lump Sum Disability).

Right to Request/Review Claims Documentation:

The Reinsurer reserves the right to request documentation for any claim when deemed appropriate and to conduct periodic audits to review and inspect the records associated with the issuance of the underlying policy to include, but not be limited to, the underwriting, administration, and claims documentation. Nothing herein shall in any manner limit or restrict the Reinsurer’s right to audit under the Agreements.

Nothing herein shall require the Reinsurer to pay any claim that is not properly payable under the terms of the underlying policy or the Agreements.

The Ceding Company acknowledges the process for claims streamlining, as outlined above, may be revoked at any time at the sole discretion of the Reinsurer with immediate notice given to the Ceding Company, and at which time the Ceding Company will provide all claims documentation the Reinsurer requires to process reinsured claim reimbursements.

All other provisions of the Agreements remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to the Agreements to be executed in duplicate for and on behalf of:

THRIVENT FINANCIAL FOR LUTHERANS

By:	/s/ Caleb A. Bousu	By:
Name:	Caleb A. Bousu	Name:
Title:	SVP, Chief Actuary	Title:
Date:	09/28/2023	Date:

GENERAL RE LIFE CORPORATION

By:	/s/ James M Greenwood
Name:	James M Greenwood
Title:	SVP
Date:	9/19/23

Schedule A

REINSURANCE AGREEMENTS

Treaty #	Deal #	Original Ceding Company Listed	Original Reinsurer Listed	Effective Date
A019-999	704	Aid Association for Lutherans	Cologne Life Reinsurance Company	10/1/1980
L127-999	736, 896	Lutheran Brotherhood Life Insurance Company	Cologne Life Reinsurance Company	6/1/1980
L128-999	2113	Lutheran Brotherhood Variable Insurance Products Co.	Cologne Life Reinsurance Company	1/1/1987